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                            IDENTITY OF GROUP MEMBERS

         Fairway Investors, a general partnership, is the direct beneficial owner of 200,000 units, each consisting of one share of Series A Convertible Preferred Stock convertible into one Share, and a warrant immediately exercisable to purchase one Share. Louis Marks, Jerrold Marks, and Rosenfield Family Limited Partnership are general partners of Fairway Investors, and each may be deemed the indirect beneficial owner of 400,000 Shares. Richard Rosenfield is the sole general partner of Rosenfield Family Limited Partnership, and may be deemed the indirect beneficial owner of 400,000 Shares. Fairway Investors, Jerrold Marks, Louis Marks, Rosenfield Family Limited Partnership, and Richard Rosenfield may be deemed members of a "group" for purposes of this report on Schedule 13G.